Waton Financial Limited

September 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Attn: John Stickel and Susan Block

Re:	Waton Financial Limited Draft Registration Statement on From F-1 Submitted December 22, 2023 CIK No. 0001987363

Dear Mr. Stickel and Ms. Block:

Waton Financial Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 23, 2024, regarding its Draft Registration Statement on Form F-1 (“Draft Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”) is filed to accompany this response letter. Each capitalized term not defined herein shall have the meaning given to it in Amendment No. 1.

Draft Registration Statement

Cover page

1. Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a British Virgin Islands company with operations conducted by your subsidiaries based in Hong Kong. Explain whether this structure is used to provide investors with exposure to foreign investment in Hong Kong if the law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Hong Kong operating company.

Response: In response to the Staff’s comments, the Company respectfully advises that the Company’s corporate structure does not involve any joint venture arrangements, VIE structures, or other arrangements designed to address any prohibitions on direct foreign investment, and we have revised our disclosure on the cover page of Amendment No. 1 accordingly to clearly state that we are not a Hong Kong operating company but a British Virgin Islands company with substantive business operations conducted by our subsidiaries based in Hong Kong, and that investors may never directly hold equity interests in the Hong Kong operating companies.

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing the activities of functions of the operating subsidiaries.

Response: In response to the Staff’s comments, we have clarified our disclosure with respect to references to the holding company and subsidiaries and have made conforming revisions to our disclosures throughout Amendment No. 1.

Prospectus Summary, page 1

3. Please disclose at the forepart of your prospectus summary that a substantial portion of your revenue was derived from a single related party customer, Wealth Guardian Investment Limited, and quantify such percentage. Also, revise throughout your prospectus such that when discussing the increase in revenues experienced between fiscal years ended 2022 and 2023, you highlight clearly that such increase was derived from revenues earned as a result of your arrangement with such related party. Further, disclose in the prospectus summary your dependence on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd, for providing SaaS services.

Response: In response to the Staff’s comments, we have revised our disclosures on pages 1 and 2 of Amendment No. 1 and have made conforming revisions to our disclosures throughout Amendment No. 1 to disclose that a substantial portion of our revenues was derived from a single related party customer, Wealth Guardian Investment Limited (“WGI”), and to provide the percentage of revenue derived from such source for each period presented. Further, we have revised our disclosures on page 2 of Amendment No. 1 to disclose the dependence on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd, for providing software development and related support services. We respectfully advise the Staff that in the fiscal years ended March 31, 2024 and 2023, we derived approximately US$4.0 million and US$4.7 million revenues from WGI, representing a decrease of approximately 15.0%, and the Group’s revenues derived from WGI during the fiscal year ended March 31, 2024 decreased to approximately 39.5% from approximately 81.5% during the fiscal year ended March 31, 2023.

4. Consistent with your disclosure on pages 22 and 96, please disclose in the prospectus summary that WSI is involved in certain ongoing inquiries from the HKSFC concerning its practices relating to protection of client assets, and that WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders, which could lead to revocation or suspension of licenses. To the extent the substantial shareholder is an officer or director of the company, disclose their name or advise why you believe such disclosure is not necessary.

Response: In response to the Staff’s comments, we have revised our disclosures on pages 4, 5, 25, 26, 27, 105 and 106 of Amendment No. 1 accordingly to disclose the ongoing inquiries in the prospectus summary and the name of the relevant officer or director of the Company.

5. We note your disclosure that the company uses a structure that involves subsidiaries based in Hong Kong, the Cayman Islands, and the British Virgin Islands. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the subsidiaries’ operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the subsidiaries its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note that you have include a diagram illustrating your corporate structure. Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or solid arrows and entities controlled by contractual arrangements by dashed line or dashed arrows, if applicable.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 3 and 62 of Amendment No. 1 accordingly. In addition, we respectfully advise the Staff that we do not claim to have economic rights and exercise control through any contracts and arrangements that result in consolidation of the subsidiaries’ operations and financial results into our financial statements; therefore, we believe that the rest of the comment does not apply to us.

6. In your summary of risk factors, disclose the risks that your corporate structure and having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 5, 18 and 19 of Amendment No. 1 accordingly.

Controlled Company, page 13

7. Please discuss here and on page 43 the controlling shareholders’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Further, clarify whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page, pages 15, 16 and 49 of Amendment No. 1 accordingly.

Risk Factors, page 16

8. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comments, we have revised our disclosure on pages 5, 18 and 19 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

9. Please revise your MD&A to discuss your financial condition and material changes in financial condition. Considering the materiality of the amount, specifically describe the underlying reasons for the $1.2 million recognized in accumulated other comprehensive income as of April 1, 2021. Please ensure you provide sufficient information to allow an investor to clearly understand how and why the amount was recognized. Refer to Item 303 of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comments. The Company has reclassified the amount between accumulated earnings (deficit) and accumulated other comprehensive income on pages F-3 and F-5 of Amendment No. 1. The $1.2 million was incorrectly recognized in accumulated other comprehensive income as of April 1, 2021. The consolidated financial statements for the year ended March 31, 2022 went stale during the draft registration statement review process. The Company corrected the accumulated earnings (deficit) as of April 1, 2022, and on the consolidated financial statements for the year ended March 31, 2024, prospectively, and for the year ended March 31, 2023, respectively.

Key Components of Results of Operations - Revenues, page 60

10. In order to more clearly present material trends in your revenue, please revise to disclose in a tabular format the amount of “Brokerage commission and handling charge income” and “Project development income” and any other material amount of revenue recognized by quarter.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 72 to 73 of Amendment No. 1 to add the disclosure of our quarterly revenues and discussion of the quarterly trends.

Non-GAAP Measures, page 66

11. Please tell us why there is no deferred income tax impact related to excluding share-based compensation expenses in your adjusted net income non-GAAP measure. Refer to Question 102.11 of the Non-GAAP Financial Measures C&D’s for guidance.

Response: The Company respectfully advises the Staff that the share-based compensation expenses are related to the restricted shares of Waton Corporation Limited (the parent of the Company) granted to a WSI’s employee and the related expense was recorded on the book of the Company, which is a holding company incorporated in the BVI and is not subject to tax on income, hence we excluded the deferred income tax impact related to share-based compensation expenses in the adjusted net income non-GAAP measure, as such expense was not deductible in WSI’s income tax calculation for the fiscal year ended March 31, 2023. In response to the Staff’s comment, we have revised our disclosure on page 72 of Amendment No. 1 to explain the exclusion of the share-based compensation expenses’ impacts on income tax in our non-GAAP adjusted net income.

Other Income, page 66

12. We note your disclosure that “our foreign currency exchange gain was mainly raised from foreign exchange differences in converting customers’ deposits from HK$ to US$ or vice versa, to facilitate their securities trading transactions in Hong Kong or U.S. stock exchanges.” Please revise to disclose if you charge a fee or incorporate a bid/ask spread in converting your customers deposits. If not, please revise to more clearly explain what generated $700 thousand of gains noting your disclosure on page 71 that your exposure to foreign exchange fluctuations is minimal since HK$ is currently pegged to US$.

Response: In response to the Staff’s comment, we have revised our disclosure on page 71 of Amendment No. 1 accordingly.

Revenue Recognition - Brokerage commission and handling charge income, page 70

13. Please tell us in detail and revise as necessary to explain how you considered discounts for commissions, as disclosed on page 87, in determining the transaction price. Specifically clarify if the discounts represent variable consideration and if it is constrained.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that WSI earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. WSI agreed with its customers for the commission rates charged for the securities brokerage services when WSI and its customers entered into the contract. The commission rates may vary among different customers by different transaction types, but the transaction price for each transaction is fixed as it is determined to be a fixed percentage of the transaction amount. The Company concluded there is no discount or variable consideration in the transaction. The Company has revised the discussion regarding commissions on pages 94 and F-13 of Amendment No. 1 accordingly.

Revenue Recognition - Project development income, page 70

14. Please provide us a detailed accounting analysis related to your project development income revenue recognition policies. Specifically tell us the following:

•
Each promised good or service provided and specifically how you determined if your promised goods or services included any software licenses, cloud-based services including SaaS, customer options, professional services, or maintenance and support (M&S) services.

•	If the contracts included licenses of on-premise software.
•	If the contracts included licenses of software subject to a hosting arrangement in the scope of ASC 985.
•	How you considered whether the license of software was distinct from other promised goods or services including any cloud-based services including SaaS.
•	More clearly explain the cloud-based SaaS services provided, how you determined the transaction price and if you satisfy the performance obligation at a point in time or over time.
•	More clearly explain the M&S services provided and clarify if the customer can access the SaaS applications without subscribing to the M&S services.
•	Why your disclosure does not reference SaaS services which you use throughout the filing to describe your project development income.

Please revise your disclosure including in the notes to your financial statements to clarify the above and more clearly identify each performance obligation, including any licenses of software, any other the key accounting judgement made.

Response: We acknowledge the Staff’s comment, and we respectfully advise the Staff that the project development income has been revised as “Software licensing and related support services income” in our financial statements to align with the revised term “software licensing and related support services” in the “Conventions that Apply to This Prospectus section” of Amendment No. 1 and to clearly describe the services provided by WSI and WGI. We further set out our responses as follows to explain the relevant accounting analysis in detail:
•
WSI’s and WTI’s contracts typically involve the sales of on-premise licenses (“software licensing”), often bundled with maintenance and support services (“M&S”), which are typically capable of being distinct. Cloud-based services, including customer options, on-line installation, and on-line technical support, were not material for the years ended March 31, 2024, and 2023, as the customers took possession of the software and could perform service and maintain for the software either by themselves or by third parties.

•
If goods or services are determined to be distinct, they are accounted for as separate performance obligations. Perpetual on-premise licenses of broker-dealer business related software permit customers to use the software as it exists. The licenses are usually priced as a fixed upfront fee based on the level of complexity and functionalities. The customers take possession of the software, which provides a mature interface to licensed broker-dealer companies for securities trading in a mobile application. Revenues from on-premise licenses are recognized at a point in time when the software is made available to the customer to download or use.

•
WSI and WTI also provide maintenance and support service for customers who purchase on-premise licenses at the option of the customers. These services include troubleshooting, technical support, and the right to receive unspecified software updates. Revenues from maintenance and support services are recognized ratably over the term of the contracts because WSI and WTI are obligated to make the maintenance and support services available continuously throughout the contract period, and the customers simultaneously receives and benefits from these services throughout the contract period.

•
WSI entered a bundled arrangement with Wealth Guardian Investment Limited (‘‘WGI’’), which includes promises to deliver a software license and to provide updates that are critical to the core functionality of the license and are essential to fulfilling the intended purpose of the license. The Group determines the updates are highly interdependent or interrelated with the license and should be combined with the license as a single performance obligation. Revenue for this contract was recognized over time based on the output method.

•
We use the term “software licensing and related support services”, rather than “SaaS services,” in the “Conventions that Apply to This Prospectus section” of the Draft Registration Statement, and have defined such term as to “a range of fintech services, including, but not limited to, the development of a trading platform and related support services with securities trading, clearing and settlement functions and the front-, middle- and back-office operation functions, maintenance and other related services provided by WSI to securities brokers and securities-related financial institutions”. The term includes both software licensing services and cloud-based services, since both types of services are available in WSI and WTI’s software solution at the customers’ option. However, during the fiscal years ended March 31, 2024 and 2023, WSI and WTI only provided on-premise licenses and related support services to customers, and did not have a revenue contract from a hosting arrangement within the scope of ASC 985, therefore, no revenues were recognized from cloud-based licenses of software subject to a hosting arrangement. We respectfully acknowledge the Staff’s comments and we have revised the relevant term in the “Conventions that Apply to This Prospectus section” of Amendment No. 1 as to “software licensing and related support services” on page ii of Amendment No. 1 and our disclosure on pages 99 to 102 of Amendment No. 1 to describe the nature of the each software license, post-contract maintenance and support, and software upgrade services provided during the fiscal years ended March 31, 2024 and 2023 in the business section of Amendment No. 1.

In response to the Staff’s comment, we have also revised our disclosure on pages F-13 and F-14 of Amendment No. 1, and have made conforming revisions to our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 1.

Industry, page 73

15. We note your disclosure here, in the prospectus summary, and in the business section, that you are the fifth largest B2B fintech services providers for small and medium brokers in Asia Pacific in terms of revenue, with revenue of US$5.2 million, accounting for 4.4% of the market. When referencing such position here and throughout, please also disclose your reliance on and the significant portion of such revenue that was derived from a single related party customer.

Response: In response to the Staff’s comments, we respectfully advise the Staff that we have deleted the relevant disclosure on page 88 and have made conforming revisions throughout Amendment No. 1, as the relevant information is outdated.

Business, page 83

16. We note your disclosure on page 86 that WSI has invested in The Micro Connect, a new financial market exchange platform in Macau for investing and trading of Daily Revenue Contracts (“DRCs”). Please clarify what you mean “invested in”, disclose the material terms of any agreements, and discuss the anticipated timeframe for incorporating the DRCs trading function in WSI’s trading platform APP. We also note that WSI has engaged its supplier to develop this trading function which is not currently listed on WSI’s trading platform APP. Please clarify if the supplier you engaged is a related party, and if so disclose any material terms of your supplier agreement.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 65 and 92 of Amendment No. 1 accordingly.

17. We note your disclosure on page 86 that WSI plans to develop and offer more comprehensive service functions of the Broker Cloud solutions through product and technology innovation, including digital asset-related functions such as trading access to digital assets trading platform and AI-related functions. We also note that WSI has been sourcing suitable partners such as digital asset platform operators to develop the new functions in WSI’s SaaS services. Describe whether the planned business of any subsidiary or affiliate entails, or will entail, the creation, issuance or use of crypto assets and, if so, how those crypto assets will be used. If applicable, also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition. Please also tell us whether you will undertake any determination of the characterization of such crypto assets as securities, and include appropriate risk factor disclosure discussing the consequences to your business if any of the crypto assets you service or support are securities. Also disclose here or elsewhere the material regulations and regulatory entities that govern or have the potential to affect any crypto-related business activities, and how you intend to comply with federal and state regulations, including, for example, a discussion of whether you are or will be required to register as an exchange or broker-dealer under the Exchange Act, and whether you are or will be required to register as a money transmitter or a money services business.

Response: In response to the Staff’s comments, we respectfully advise the Staff that the planned business of the Company’s subsidiary includes that (i) WSI intends to act as an introducing agent to introduce its customers who are qualified professional investors to a HKSFC-licensed virtual asset(*) trading platform  (the “HKSFC-licensed Platform”) in Hong Kong in respect of its business in Type 1 regulated activity (dealing in securities), subject to the HKSFC’s approval (the “Virtual Assets Introducing Agent Business”); and (ii) WSI plans to act as a software licensing and related support services provider of virtual assets trading system solution, which develops APP and application programming interface (“API”) enabling users to have access to services such as virtual assets market data, trading, clearing and settlement services (the “Virtual Assets Trading Solution Business”).

As of the date of this letter, WSI has notified the HKSFC its intention to engage in the Virtual Assets Introducing Agent Business and the HKSFC is reviewing the application with no concrete timeline for issuing approval. WSI will not commence the proposed Virtual Assets Introducing Agent Business until WSI has received the approval from the HKSFC to do so. Should WSI be approved by the HKSFC to engage in the Virtual Assets Introducing Agent Business, WSI would be subject to the following licensing conditions that, amongst others, (a) WSI shall only engage in the introduction of persons to establish accounts with an HKSFC-licensed Platform to effect dealing in or make offers to deal in virtual assets directly; and (b) WSI shall not hold client assets, including client virtual assets, and client money. WSI would not provide any dealing, financial accommodation, settlement or custody services in the virtual assets in respect of Virtual Assets Introducing Agent Business. Further, WSI acting as an introducing agent for a virtual asset trading platform, will not entail the creation, issuance or use of virtual assets.

According to the HKSFC’s existing regulatory regime, the HKSFC-licensed Platform must comply with the “Terms and Conditions for Virtual Asset Trading Platform Operators” (as amended from time to time) issued by the HKSFC. The HKSFC-licensed Platform operator should obtain and submit to the HKSFC written legal advice in the form of a legal opinion or memorandum on the legal and regulatory status of every virtual asset that will be made available in Hong Kong, in particular, whether that virtual asset falls within the definition of “securities” under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong (the “HKSFO”), and the implications for the platform operator. Given the specific features of a virtual asset may change throughout its life cycle, the HKSFC-licensed Platform operator should have appropriate monitoring procedures in place to keep track of any changes to a virtual asset that may cause its legal status to change such that it falls within or ceases to fall within the definition of “securities” in the HKSFO. As upon HKSFC’s approval, WSI would only introduce its customers who are qualified professional investors to the HKSFC-licensed Platforms in respect of its proposed Virtual Assets Introducing Agent Business, we believe WSI will not participate in the above activities undertaken by a HKSFC-licensed Platform, including for example, any determination of the characterization of such virtual assets as securities under the HKSFO.

For the proposed Virtual Assets Trading Solution Business, WSI would only act as a software licensing and related support services provider of a virtual assets trading system solution, which develops APP and application programming interface (API) enabling users to have access to services such as virtual assets market data, trading, clearing and settlement services. Such virtual assets market data, trading, clearing and settlement services would be provided by a HKSFC-licensed Platform. WSI would not provide any dealing, financial accommodation, settlement or custody services in the virtual assets in respect of its proposed Virtual Assets Trading Solution Business. Further, we believe WSI would not undertake any determination of the characterization of such virtual assets as securities in this business segment.

We have revised our disclosure on pages 35 to 37 and 92 to 93 of Amendment No. 1 in relation to the proposed Virtual Assets Introducing Agent Business, the proposed Virtual Assets Trading Solution Business, and the related business risks and challenges the material regulations and regulatory entities that govern or have the potential to affect any virtual assets-related business activities accordingly.

* Note : For avoidance of doubt, the term “Virtual asset” refers to any “virtual asset” as defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (AMLO) (Chapter 615 of the laws of Hong Kong).

Our Services - Securities brokerage services, page 87

18. Please revise to disclose, for each period presented, the percentage of brokerage commissions recognized from transactions accessed through WSI’s trading APP.

Response: In response to the Staff’s comments, we have revised our disclosure on page 93 of Amendment No. 1 to disclose the percentage of brokerage commissions recognized from transactions accessed through WSI’s trading APP for each period presented.

Securities Brokerage Customers, page 89

19. We note your disclosure that when the introducing broker customer’s customers place trade orders, it will, on behalf of its end users, place back-to-back orders through its trading accounts maintained with WSI. Please revise to clarify how the introducing broker places the trade order in the trading APP with you. For example, manually input the trade, use an application programming interface (API), etc.

Response: In response to the Staff’s comments, we have revised our disclosure on page 97 of Amendment No. 1 to clarify how the introducing broker places the trade order in the trading APP with WSI.

SaaS Services, page 91

20. We note that throughout the filing you refer to your technology services as software as a service (SaaS). Please revise to more clearly describe the nature of the technology services provided, distinguishing between cloud-based technology services (i.e., SaaS), any traditional software licensing services (i.e., on-premise software), and any professional services provided. Additionally, please revise to clearly discuss the subscription pricing structures for your SaaS services if you charge for these services.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comments, we have defined “SaaS services” in the “Conventions that Apply to This Prospectus section” of the Draft Registration Statement, as to “a range of fintech services, including, but not limited to, the development of a trading platform APP with securities trading, clearing and settlement functions and the front-, middle- and back-office operation functions, maintenance and other related services provided by WSI to securities brokers and securities-related financial institutions”. In order to more clearly describe the nature of the technology services provided by WSI and WTI during the fiscal years ended March 31, 2024 and 2023, we have revised the relevant term in the “Conventions that Apply to This Prospectus section” of Amendment No. 1 as to “software licensing and related support services” meaning “a range of fintech services, including, but not limited to, the licensing of a trading platform APP with securities trading, clearing and settlement functions and the front-, middle- and back-office operation functions, optional cloud-based maintenance and support services, unspecified updates and enhancements, and related support services provided by WSI or WTI to securities brokers and securities-related financial institutions”. During the fiscal years ended March 31, 2024 and 2023, through WSI’s or WTI’s software licensing and related support services, the customers are provided with a perpetual on-premise licensed trading platform APP. The customers can select the software license services solely or a combination of the software license, maintenance and support services. we have revised our disclosure on pages ii, and 99 to 101 of Amendment No. 1 to describe the nature of each software license, post-contract maintenance and support, and software upgrades services provided and their respective pricing structures accordingly.

21. We note your disclosure on page 84 that WSI’s SaaS services have a shorter service delivery period and a lower initial delivery cost, compared to the industry average. Please revise to provide a discussion of the length of time it takes, and nature of development activities/services required to allow a customer to access the trading platform APP. For example, please clarify if each customer must have customer specific software to integrate the trading platform APP into the customer’s existing computer environment, etc. Lastly, please revise to clarify how the cloud-based trading APP is customized, if at all, for each of the 5 securities brokers and securities-related financial institutions.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 99 and 101 of Amendment No. 1 accordingly.

22. Noting that M&S services represented 21% of revenue for fiscal year 2023, please revise to discuss these services in more detail to allow investors to understand the quality and potential variability in this revenue stream. For example, describe the nature of the services provided, pricing structure, etc.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 99 to 101 of Amendment No. 1 accordingly.

Material Transactions with Related Parties, page 117

23. Please revise here and in your financial statements to disclose how you exercise significant influence over Wealth Guardian Investment Limited (“WGI”).

Response: In response to the Staff’s comment, the Company respectfully advises that it is able to exercise significant influence over WGI because (1) two individuals, who are the senior management of WGI, are the shareholders of the Company, holding more than or approximately 10% aggregate equity interests during the fiscal years ended March 31, 2024 and 2023, which shareholders, as of the date of this letter, hold in aggregate less than a 5% equity interest in the Company; and (2) the Company conducts material transactions with WGI, as WSI and/or WTI are significant services providers for WGI. During the fiscal years ended March 31, 2024 and 2023, WSI and/or WTI provided software licensing and related support services, securities brokerage services, margin financing services and other related services to WGI. Based on the information available to the Company, WSI and/or WTI are WGI’s sole fintech business solution provider to support WGI’s securities brokerage services in New Zealand. In addition, as a New Zealand company, WGI, does not hold a securities broker’s license in Hong Kong and uses the Company’s securities clearing and settlement services exclusively for the Hong Kong market.

The Company has close business relationships with WGI and two members of the senior management of WGI who own an equity interest of the Company, as referenced above. Based on these considerations, the Company considers that the Company and WGI are related parties. The Company has revised the disclosure on pages 125 and F-22 of Amendment No. 1 to further disclose the related party relationship.

Financial Statements, page F-3

24. Please revise to separately present all material related party amounts on the face your income statement. Refer to Item 4-08(k) of Regulation S-X and ASC 235-10-S99- 1(k) for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised to separately present all related party amounts on the face of the income statement on page F-4 accordingly and have made conforming revisions to our disclosures throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 1.

25. Please revise to disclose an aging of your accounts receivable and your policy for determining past due or delinquency status. Please refer to ASC 310-10-50 -6 and 7a.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-9, F-10 and F-14 of Amendment No. 1 to disclose the aging of its accounts receivable and its policy for determining past due or delinquency status.

(n) Revenue recognition
Contract assets and liabilities, page F-12

26. Please revise to separately present the opening and closing balances of contract assets, to the extent material. Refer to ASC 606-10-50-8 for guidance.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure of the contract asset on page F-14 of Amendment No. 1 accordingly.

(y) Concentration and credit risk, page F-15

27. You disclose that “For the years ended March 31, 2022 and 2023, customer A, a related party, accounted for 87.1% and 80.9% of the Group’s total revenues, respectively.” Please tell us what consideration you gave to providing financial statements of your customer due to its significance. Those financial statements may be necessary to reasonably inform investors about your financial position, results of operations and/or cash flows. You should also consider whether financial or other information about the significant customer is necessary under other disclosure requirements. Generally, known trends, demands, commitments, events and uncertainties related to customers, whether affiliated or unaffiliated, that are reasonably likely to have a material effect on you should be identified, quantified and analyzed by the company’s management in its MD&A.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that for the years ended March 31, 2024 and 2023, customer A, a related party, accounted for 39.5% and 81.5% of the Group’s total revenues, respectively, and the Company has considered section 2815 of Financial Reporting Manual and determined that providing financial statements of the customer would not be necessary based on the following considerations:
•
customer A has been a significant source of revenues during the reporting period. However, the Company has diversified the sources of revenues and lowered the proportion of revenues derived from customer A. The revenues generated from the customer A accounted for 39.5% of the Group’s total revenues during the year ended March 31, 2024, while the revenues generated from the customer A accounted for 81.5% of the Group’s total revenues during the year ended March 31, 2023. The Company has revised pages 72 to 73 of Amendment No. 1 to disclose our quarterly revenues and quarterly trends, and page 78 of Amendment No. 1 to add discussions on the trends, demands, commitments and events and uncertainties related to customer A currently known to the Company.

•
All receivables from customer A, including margin loan receivables, unsettled trade balances and receivables from software licensing and related support services, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected. The Company is not subject to significant credit risk from customer A.

Additionally, although the Company is able to exercise significant influence over customer A, it does not possess the level of influence sufficient for the Company to obtain the financial statements of customer A. Furthermore, customer A is a private company and its financial statements are not publicly available.

In connection with section 2815 of Financial Reporting Manual, save as discussed above, the Company has further considered and did not identify any known trends, demands, commitments, events and uncertainties related to customer A that would have a material effect on the Company, other than the decreased transactions between the Company and customer A discussed above.

Note 5. Income Taxes, page F-17

28. We note your operating subsidiaries are located in Hong Kong and that Hong Kong has a two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. We also note you use 16.5% in the rate reconciliation between income tax expense and statutory expectations on page F-18 and that you attribute a difference to “Tax effect of different tax jurisdictions”. Please explain to us why you use this description to attribute the difference in effective tax rate and the statutory tax rate or revise as appropriate. Specifically, explain to us where the difference related to the two-tiered impact is presented in the reconciliation.

Response: In response to the Staff’s comments, the Company respectfully advises that the tax impact of the two-tiered tax rate is deemed immaterial, the Company has revised page F-20 of Amendment No.1 accordingly.

General

29. We note your disclosure on page 38 related to material weaknesses in your internal control over financial reporting (ICFR) identified in connection with the audits of the financial statements included in the filing. Please revise to more clearly disclose the following information for each material weakness identified:
•	Specific actions taken to remediate the material weakness.
•	The estimated timing to remediate the material weakness.
•	Any other information needed to fully understand the material weakness and its impact on past and future financial reporting and your assessment of ICFR.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 44 to 45 of Amendment No. 1 accordingly.

30. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.

Response:  The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

31. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

Response: As of the date of this letter, we do not have any additional graphics, maps, photographs, and related captions or other artwork, including logos, that we intend to use in the prospectus. We undertake to provide any additional graphics, maps, photographs, and related captions or other artwork, including logos that we intend to use in the prospectus, to the Staff.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ CHU Chun On Franco
CHU Chun On Franco
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC